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Press Release

FOR IMMEDIATE RELEASE	Contact: Christoph Hofmann +1 (800) 285-4086 Julian Reid (Chairman of the Board) +44-7768 068 200

KOREA FUND ANNOUNCES IN-KIND TENDER OFFER FOR 15% OF SHARES

NEW YORK, NY, March 20, 2008   —   The Board of Directors of The Korea Fund, Inc. (NYSE: KF) today announced that The Korea Fund, Inc. is commencing an in-kind tender offer to purchase up to 4,303,210 shares, representing approximately 15% of the Fund’s outstanding shares, at a price per share equal to 98% of the Fund’s net asset value per share as of the day after the day the offer expires. Payment will be made in the form of delivery of portfolio securities valued in accordance with the Fund’s standard valuation policies. The offer will remain open through April 21, 2008, unless extended.

The offer is the last in a series of tender offers made in connection with the tender offer program and strategic plan previously announced by the Board. The tender offer was triggered based on the Fund’s shares trading at an average discount of more than 7.5% during the last quarter of 2007.

Tendering shareholders are required to appoint a Korean proxy, register with the Financial Supervisory Service of Korea and establish a Korean securities account. Shareholders should consult with their broker/dealer or other advisor regarding how to satisfy these requirements. Furthermore, participating shareholders who are Japanese residents will be required to irrevocably instruct their designated brokers, in accordance with the requirements set forth in the Offer to Repurchase and the related Letter of Transmittal, to immediately liquidate all portfolio securities received by them in the repurchase offer. Please refer to the Offer to Repurchase and the Letter of Transmittal regarding details of the repurchase offer, including required procedures for properly tendering shares in the offer. The Offer to Repurchase and the Letter of Transmittal are being mailed to shareholders. Shareholders who do not receive these materials may call The Altman Group, the Fund’s information agent for this tender offer, at 800-622-1649 to request that materials be sent to them. The Offer to Repurchase and the Letter of Transmittal will also be posted on the Fund’s website at www.thekoreafund.com.

The tender offer will be made only by the Offer to Repurchase and the related Letter of Transmittal. Shareholders should read these documents carefully when they become available. Inquiries regarding this tender offer should be directed to The Altman Group at 800-622-1649. The offer to repurchase will not be valid in any jurisdiction in which making or accepting the offer to repurchase would violate the laws of that jurisdiction.

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The Korea Fund, Inc. is a non-diversified, closed-end investment company. The Fund seeks long-term capital appreciation through investment in securities, primarily in equity securities, of Korean companies. Its shares are listed on the New York Stock Exchange under the symbol ‘‘KF.’’

RCM Capital Management LLC and RCM Asia Pacific Limited are the Fund’s investment manager and sub-adviser, respectively. Investment in closed-end funds involves risks. Additional risks are associated with international investing, such as currency fluctuation, government regulations, economic changes and differences in liquidity, which may increase the volatility of your investment. Foreign security markets generally exhibit greater price volatility and are less liquid than the U.S. market. Additionally, this Fund focuses its investments in certain geographical regions, thereby

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increasing its vulnerability to developments in that region. All of these factors potentially subject the Fund’s shares to greater price volatility. The net asset value of the Fund will fluctuate with the value of the underlying securities. Closed-end funds trade on their market value, not net asset value, and closed-end funds often trade at a discount to their net asset value.

The Fund’s daily New York Stock Exchange closing price and net asset value per share, as well as other information, including updated portfolio statistics and performance are available at www.thekoreafund.com or by calling the Fund’s shareholder servicing agent at (800) 331-1710.

Statements made in this release that look forward in time involve risks and uncertainties and are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other companies, changes in government policy or regulation, inability to attract or retain key employees, inability to implement its operating strategy and/or acquisition strategy, and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.